August 22, 2005

Filed via EDGAR and
Delivered via Facsimile (202) 772-9210

Mr. Mark Kronforst and
Ms. Christine Davis
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Authentidate Holding Corp.
Form 10-K for fiscal year ended June 30, 2004
Form 10-Q for the period ended March 31, 2005
File No. 000-20190

Confidential Treatment of Certain Portions of this Letter is
Requested by Authentidate Holding Corp. pursuant to 17 C.F.R. 200.83

Dear Mr. Kronforst and Ms. Davis:

As you know, we are counsel to Authentidate Holding Corp. We are in receipt of your letter dated July 20, 2005 concerning additional comments to the above-referenced filings of Authentidate Holding Corp. (“Authentidate” or the “Company”). This letter sets forth Authentidate’s responses to the Staff”s additional comments as set forth in your July 20, 2005 letter. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter. Please note that in the event you have any questions regarding the Company’s request for confidential treatment under Rule 83, please contact either the Company’s Chief Financial Officer, Mr. Dennis H. Bunt or the Company’s counsel, Michael A. Goldstein, Esq.

The Company’s responses are as follows:

Revenue Recognition

Comment 1: We have read your response to prior comment number 1 and note that customers can purchase separate support and maintenance for your Docstar software products. We further note that you do not believe a support arrangement and related Docstar software license represent separate elements of a single multiple-element arrangement. Please clarify for us the basis for your belief. As part of your response, tell us how you considered guidance in AICPA Technical Practice Aid 5100.39

Securities & Exchange Commission
August 22, 2005

Response

The Company has reconsidered its position relative to its DocStar product line after reviewing TPA 5100.39 and discussing it with you on the phone. The Company views the support contract as a second deliverable (in addition to the first element – the DocStar system). This change however has no impact on prior financial statements because the revenue on support contracts was always recognized ratably over the life of the contract. VSOE is determinable for both elements and is based on the price charged when the software license and post-contract customer support (support/upgrade contracts) are sold separately. The Company recognizes revenue on the software license upon delivery and recognizes revenue on the support/upgrade contract ratably over the term of the contract. The Company will clarify its accounting treatment in its Form 10-K for the fiscal year ended June 30, 2005, which it will file in September 2005 to be consistent with the information in this response. Attached as Appendix A to this letter is the Company’s draft of an enhanced revenue recognition footnote disclosure that it is proposing for the 2005 Form 10-K.

Comment 2: We have considered your response to prior comment numbers 2 and 5 and it remains unclear as to why you believe Trac Med arrangements are subject to SOP 97-2. Please explain to us how you considered paragraph 2 and footnote 2 of SOP 97-2 in determining that these arrangements involve the selling or licensing of software. In addition, explain to us how you considered EITF 00-3 that provides guidance regarding whether your customers are purchasing software or merely a right to use your software.

Response

SOP 97-2 “provides guidance on when revenue should be recognized and in what amounts licensing, selling, leasing or otherwise marketing the computer software. It should be applied to those activities by all entities that earn such revenue. It does not apply to products or services containing software that is incidental to the products or services as a whole.” Footnote 2 of SOP 97-2 states that “indicators of whether software is incidental to a product as a whole include (but are not limited to) (a) whether the software is a significant focus of the marketing effort or is sold separately (b) whether the vendor is providing post contract customer support and (c) whether the vendor incurs significant costs that are within the scope of FASB 86, ‘Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed’.” Further, EITF 00-3 states that a “software element covered by SOP 97-2 is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor or host of the software. Therefore, SOP 97-2 only applies to hosting arrangements in which the customer has such an option.”

Securities & Exchange Commission
August 22, 2005

In the case of Trac Medical, the Company believes that it is clear that software is not incidental to the product, but rather is the key to the product. The customer does not have the contractual right to take possession of the software. They use the software on the Trac Medical web site and no software is downloaded to the customers’ computers. SOP 97-2 does not apply to these transactions, but SAB 104 and EITF 00-21 are applicable. EITF 00-21 paragraph 7 states that the various deliverables should be divided into separate units of accounting, provided (a) the delivered items has value to the customer on a stand-alone basis, (b) there is VSOE for the undelivered item(s) and (c) if there is a right of return of the delivered item(s), delivery or performance on the undelivered item(s) is probably and in control of the vendor. Trac Medical does sell some of the delivered items separately (for instance transactions can be purchased separately by the customer), so the Company believes that the delivered item(s) has standalone value to the customer. To date, the Company has not been able to determine VSOE of the undelivered items. However, all elements of the contract (the software hosting license, credentialing and post-contract customer support) are being accessed by the customer over our hosting site on a monthly basis over the term of the agreement. Therefore, the revenue from these transactions is deferred and recognized ratably over the life of the contract because they are being viewed as one unit of accounting.

Comment 3: We have read your response to prior comment 3 and note that certain Trac Med arrangements may include professional services such as custom programming. You indicate that you recognize revenue related to these services upon delivery and acceptance by the customer. Please explain to us how you were able to conclude that these services can be accounted for separately from the ongoing service. As part of your response, please provide reference to applicable accounting literature that you relied on in arriving at your conclusion.

Response

To supplementally clarify the Company’s response to prior comment number 3 regarding contracts entered into by our Trac Medical subsidiary, to date no contract has been signed which included a professional services element. Custom programming was mentioned in the Company’s response solely to provide the Commission with information as to how the Company would recognize revenue in the event it entered into agreements that provided for Trac Medical to deliver customized deliverables to a customer, which the Company believes may occur in the future.

Comment 4: We have read your response to prior comment number 5. Your response does not appear to explain why you have not provided the disclosures referred to in the comment or specifically address how you considered the disclosure requirements of paragraph 12 of APB 22 as it relates to your revenue recognition policy. Please provided an expanded response to prior comment number 5 that addresses these issues.

The Company has drafted an enhanced revenue recognition policy which addresses APB 22 paragraph 12 and Staff’s prior comment number 5. See the attached Appendix A.

Securities & Exchange Commission
August 22, 2005

Private Debt Offerings

Comment 5: We have read your response to prior comment number 8. Based on this response it does not appear that you allocated the proceeds of the transactions based on relative fair value method in accordance with paragraph 16 of APB 14. Rather it appears that you determined the fair value of the warrants and then allocated the residual proceeds to the debt. Please tell us how your accounting complies with paragraph 16 and explain to us how you determined the fair value of the stock used in your current calculations.

Rule 83 Confidential Treatment Request by Authentidate Holding Corp.
AHC – 0001 and 0002

Response

On July 19, 2005, the Company sent you a separate letter addressing prior Comment 8. The following is an addendum to that letter. An additional copy of the July 19 letter is attached for your convenience along with the supporting schedule. This letter is being filed herewith as Appendix B, which is being filed with the Commission pursuant to the confidentiality provisions of Rule 83.1 In addition, the Company believes that the following is relevant to your review of its response to this issue. When the Company entered into the various debt arrangements, it effectively entered into the high yield debt market. When the value of the debt discount as additional cost of capital is included these debt arrangements are consistent with high yield financing. Schedule 8 illustrates the effective cost of capital for these debt securities issuances which is also being filed with the Commission pursuant to the confidentiality provisions of Rule 83.2

Considering that these were arms-length transactions, the warrants were valued using a generally accepted valuation methodology (Black-Scholes) and the amount allocated to the debt appeared reasonable after considering the resulting effective interest rate. As a result, the Company did not believe it was necessary to obtain a separate valuation for the debt arrangements. See the attached Schedule 8.

The Company calculated an imputed effective interest rate of approximately 14% – 17% on the various debt arrangements when it included the relative value of the warrants as additional interest expense. The Company believes that these rates are not inconsistent with “high-yield” financing arrangements and therefore further supports the valuation it has ascribed to the debt and the warrants.

1

The Company requests that Appendix B, which is the information referenced in Confidential Treatment Request No. AHC – 0001 be treated as confidential information and that the Commission promptly notify the Company’s designated contact person(s) before it permits any disclosure of such confidential information.

2

The Company requests that Schedule 8, which is the information referenced in Confidential Treatment Request No. AHC – 0002 be treated as confidential information and that the Commission promptly notify the Company’s designated contact person(s) before it permits any disclosure of such confidential information.

Securities & Exchange Commission
August 22, 2005

Also please note that with regard to the fair value of the stock used in the calculations, the Company used the average of the high and low stock price on the date each of these tranches closed, which approximates the closing bid on those dates. Reference is made to note 1 on the enclosed Schedule 8.

Marketable Securities

Comment 6: We have read your response to prior comment number 13. Due to the quantitative materiality and the fact that your auction rate securities do not meet the definition of cash equivalents under paragraphs 8 and 9 of FAS 95, please amend your fiscal 2004 Form 10-K. In this amendment, you should correct each historical balance sheet and statement of cash flows affected and the correction may be characterized as a reclassification. The amendment should also include the following:

•	Footnote disclosure explaining why the reclassification was made (i.e., to comply with SFAS 95) and clearly describing the impact on the financial statements;
•	Disclosure regarding this reclassification under Items 307 and 308(c) of Regulation S-K. If you determine that disclosure is not necessary, explain to us why; and
•	Footnote disclosure explaining the basis for the current or non-current classification of the securities in accordance with paragraph 17 of SFAS 115 and Chapter 3A of ARB 43.

Response

The Company is in the process of amending its Form 10-K for fiscal 2004 and will follow your guidance in your comment 6. The Company will amend the balance sheet to add a line for marketable securities and make the corresponding changes to the Cash Flow Statement. Footnotes 1 and 16 to the financial statements will also be amended accordingly to include a paragraph on Marketable Securities and make other conforming changes. Additionally, the Form 10-K/A will include appropriate conforming amendments to other Items, including Management’s Discussion and Analysis of Financial Condition and Results of Operation. A draft of the revised balance sheet, cash flow and footnotes 1 and 16 is submitted with this letter for your review as Appendix C.

The Company does not believe that revised responses to Items 307 and 308(c) of Regulation S-K are required as the reclassification does not indicate a defect or weakness in either of its systems of disclosure controls and procedures or internal controls over financial reporting. The Company’s determination to initially classify the auction rate securities as “Cash Equivalents” was consistent with the classifications determined by a number of other issuers and management analyzed this topic and considered the applicable accounting literature in reaching its initial conclusion. To the extent that this classification was incorrect, it should be viewed as a reasonable misinterpretation of the accounting literature published at the time that the Form 10-K was filed. In fact, subsequent to that date, the relevant accounting literature was clarified regarding the appropriate treatment of an investment in auction rate securities. Accordingly, the Company does not believe that its initial classification is evidence of a defect in either of its systems of disclosure or internal controls and accordingly, the Company believes that its disclosure under Items 307 and 308(c) as set forth in the Form 10-K is accurate and does not need to be amended.

Securities & Exchange Commission
August 22, 2005

Judgments and Estimates

Comment 7: Your response to prior comment number 12 indicates that you will expand your disclosures of Critical Accounting Policies and Estimates in future filings. Please tell us how you expect to expand these disclosures.

Response

Attached as Appendix D to this letter is a draft of the Company’s disclosure on Estimates and Assumptions to be included in its Critical Accounting Policies discussion of its MD&A in future filings. The Company has enhanced its prior disclosure of its critical accounting policies. While it has not changed its procedures, this enhanced disclosure more fully describes the Company’s policy on estimates and assumption.

Controls and Procedures

Comment 8: We have read your response to prior comment number 15. Please explain to us any changes you made to your disclosure controls and procedures to remedy the concerns noted in the letter sent to the Board of Directors by your Chief Financial Officer on April 15, 2005. In addition, explain to us how you were able to conclude that your disclosure controls and procedures were effective prior to making these changes, or as of March 31, 2005.

Rule 83 Confidential Treatment Request by Authentidate Holding Corp. AHC – 0003

Response

[ X X X]

Further, the Company was able to conclude that its disclosure controls and procedures were effective prior to making these changes and as of March 31, 2005 for a number of reasons.

[ X X X]

In addition, the special counsel retained by the Company to investigate the allegations of the CFO’s letter supports this conclusion. As disclosed by Authentidate in a press release dated July 14, 2005, the special counsel found no errors in disclosure or violations of any laws or regulations and that the systems and procedures in place at the time of the events reviewed were effective to prevent a material reporting error.

Securities & Exchange Commission
August 22, 2005

[ X X X]3

The special counsel also confirmed that these concerns were effectively addressed by the Audit Committee’s actions. As we stated in our prior letter, the CFO certified the Company’s Form 10-Q for the quarter ended March 31, 2005.

General

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments please do not hesitate to contact the undersigned.

Sincerely yours,

/s/ Michael A. Goldstein

Michael A. Goldstein,
Goldstein & DiGioia, LLP

Encl.

Cc:	Dennis Bunt Suren Pai Roger Goldman J. Edward Sheridan

3

The Company requests that the information contained in Confidential Treatment Request No. AHC – 0003 be treated as confidential information and that the Commission promptly notify the Company’s designated contact person(s) before it permits any disclosure of such confidential information.

APPENDIX A
To Letter of Authentidate Holding Corp.

Draft Revenue Recognition Footnote

Revenue Recognition
Revenue from the sale of products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collectibility is reasonably assured. Service revenue is recognized as services are provided. The Company enters into transactions that represent multiple-element arrangements. Some arrangements may contain a software element as defined by SOP 97-2 and EITF 00-3, while other arrangements do not. These arrangements may include software licensing, postcontract customer support , transactions , set-up, credentialing and hosting arrangements. Multiple-element software arrangements are assessed to determine whether they can be separated into more than one unit of accounting based on each element’s fair value. Vendor-specific objective evidence (VSOE) fair value is determined based on the price charged when the same element is sold separately. In cases where fair value of each of the elements does not exist, all revenue from the arrangement is deferred until the earlier of 1) such evidence does exist for each element, 2) all elements have been delivered or 3) the evidence of fair values exists for the undelivered elements using the residual method under SOP 98-9. Multiple element contracts which do not contain a software element and therefore are outside the scope of SOP 97-2, are accounted for under EITF 00-21. These arrangements are separated into more than one unit of accounting if all of the following criteria are met: 1) the delivered item has value to the customer on a standalone basis, 2) there is objective and reliable evidence of the fair value of the undelivered elements and 3) if the arrangement includes a general right of return relative to the delivered elements, delivery or performance of the undelivered elements is considered probable and substantially in the control of the vendor. The arrangement consideration allocable to a delivered element that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered elements within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting. Revenue for arrangements containing hosting services is recognized over the term of the hosting arrangement, after customer set up has been completed.

The Company’s Document Solutions Segment has significant revenue from multiple element arrangements. Docstar sales include computer systems with loaded software (including the software license) as one deliverable and Docstar Softcare ™ as a second deliverable. Each of these deliverables are separately sold products and therefore have vendor-specific objective evidence of fair value. In some cases the first deliverable is just the software license with no computer. Docstar Softcare is a one year postcontract customer support/upgrade arrangement. The Company recognizes revenue on the system and software license when the product is shipped. Softcare revenue is recognized ratably over the one year contract term. Revenue is allocated to each element based on the prices of these two elements when sold separately.

The System Integration Segment revenue is mainly from the sale of computer hardware and does not involve multiple elements. Revenue is recognized when the hardware is shipped to the customer. This segment also has professional services revenue and this revenue is recognized when the services are completed and accepted by the customer. In some cases this segment may have a multiple element transaction when professional services and hardware are both sold to the customer. The hardware revenue is recognized when it’s shipped to the customer and the professional services portion is recognized when the services are completed and accepted by the customer. Revenue for each element is allocated based on (VSOE) the sales price we charge for these elements when sold separately.

The Company’s Trac Medical subsidiary generally enters into sales contracts of one year These contracts which require customer set up, may contain elements including software hosting, licensing, credentialing, transaction and postcontract customer support elements. Under these arrangements, all elements of the contract are being provided and / or accessed by the customer over our hosting site on a monthly basis over the term of the contract. Therefore, revenue is deferred until set up is complete and then recognized ratably over the remaining term of the contract.

With regard to the Company’s Authentidate Inc. product, the Electronic Post Mark (EPM), revenue is recognized on the sale of EPM’s to the USPS as EPM’s are used by the end-user customer. With regard to the Company’s Authentidate AG subsidiary some revenue contracts may involve multiple element arrangements and because the elements cannot be separated into more than one unit of accounting the revenue is deferred and recognized ratably over the life of the contract which is generally one year. The multiple elements may include license fees, support fees, time stamp fees, professional services and maintenance fees. AG may also receive revenue from professional services (without any other elements) and such revenue is recognized when the professional services are completed and accepted by the customer.

APPENDIX B to
Letter of Authentidate Holding Corp.

[x x x]

The information contained in Appendix B has been redacted pursuant to Authentidate Holding Corp.’s request for confidential treatment under Rule 83.

APPENDIX C to
Letter of Authentidate Holding Corp.

Authentidate Holding Corp. and Subsidiaries
Consolidated Balance Sheets
June 30, 2004 and 2003

	2004	2003

	(As Reclassified— See Note 1)
Assets
Current assets
Cash and cash equivalents	$25,064,823	$3,460,446
Restricted cash	365,116	—
Marketable securities	48,925,000	—
Accounts receivable, net of allowance for doubtful accounts of $420,916 and $460,740 at June 30, 2004 and 2003, respectively	3,039,044	3,642,221

Due from related parties	—	2,279
Inventories	125,206	193,101
Prepaid expenses and other current assets	474,309	69,248

Total current assets	77,993,498	7,367,295
Property and equipment, net	3,396,454	3,764,846
Other assets
Software development costs, net of accumulated amortization of $3,950,487 and $3,659,589 on June 30, 2004 and 2003	497,977	355,082

Goodwill	11,616,736	12,795,501
Other intangible assets, net	727,763	466,885
Deferred financing fees	—	268,935
Other assets	4,448	27,296

Total assets	$94,236,876	$25,045,840

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$859,360	$1,436,943
Accrued expenses and other current liabilities	1,838,860	2,034,544
Deferred revenue	1,881,277	738,166
Current portion of obligations under capital leases	69,968	112,520
Current portion of long-term debt	208,239	218,811
Line of credit	571,622	877,863
Income taxes payable	6,130	24,843

Total current liabilities	5,435,456	5,443,690
Convertible debentures	—	3,316,815
Long-term debt, net of current portion	48,000	1,331,129
Deferred grant	—	1,000,000
Obligations under capital leases, net of current portion	35,421	85,556

Total liabilities	5,518,877	11,177,190

Commitments and contingencies
Shareholders’ equity
Preferred stock $.10 par value, 5,000,000 shares authorized Series B – 28,000 shares issued and outstanding at June 30, 2004 and June 30, 2003	2,800	2,800
Series C – 0 shares issued and outstanding at June 30, 2004, and 3,600 shares issued and outstanding at June 30, 2003	—	360
Common stock, $.001 par value; 75,000,000 shares authorized, 32,951,656 issued and outstanding at June 30, 2004 and 40,000,000 shares authorized, 20,388,174 shares issued and outstanding at June 30, 2003	32,952	20,388
Additional paid-in capital	157,602,589	66,916,663
Accumulated deficit	(68,846,528)	(53,062,512)
Accumulated comprehensive income (loss)	(73,814)	(9,049)

Total shareholders’ equity	88,717,999	13,868,650

Total liabilities and shareholders’ equity	$94,236,876	$25,045,840

The accompanying notes are an integral part of the consolidated financial statements.

Authentidate Holding Corp. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended June 30, 2004, 2003 and 2002

	2004	2003	2002

	(As Reclassified— See Note 1)
Cash flows from operating activities
Net loss	$(15,669,193)	$(9,839,309)	$(9,951,402)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,159,713	1,886,085	1,690,382
Provision for doubtful accounts receivable	74,908	58,688	53,965
Equity in net loss of affiliated companies	—	514,427	958,788
Amortization of deferred financing costs and debt discount	5,942,586	537,172	—
Interest paid in stock	117,245	143,666	—
Non-cash compensation and other	756,058	160,154	709,950
Goodwill impairment	1,178,765	—	—
NYS Grant income	(732,000)	—	—
Restricted shares non-cash compensation	12,500	—	—
Changes in operating assets and liabilities, net of business acquired
Accounts receivable and due from related parties	530,547	596,728	(642,299)
Inventories	67,895	286,601	320,702
Prepaid expenses and other current assets	(405,060)	54,518	87,618
Accounts payable, accrued expenses and other current liabilities	(818,090)	(333,056)	698,700
Deferred revenue	1,143,111	738,166	—
Income taxes payable	(18,713)	7,043	17,169

Net cash used in operating activities	(6,659,728)	(5,189,117)	(6,056,427)

Cash flows from investing activities
Purchase of marketable securities	(48,925,000)	—	—
Restricted cash	(365,116)	—	—
Purchases of property and equipment	(241,897)	(283,903)	(556,598)
Other intangible assets acquired	(491,903)	(93,780)	(216,913)
Software development costs	(433,794)	(296,197)	(346,331)
Note receivable	—	350,000	(500,000)
Investment in affiliated companies	—	(220,000)	(385,568)
Acquisition of business, net of cash acquired	—	—	58,078
Other, net	22,847	(97,999)	(33,678)

Net cash used in investing activities	(50,434,863)	(641,879)	(1,981,010)

Cash flows from financing activities
Proceeds from private equity offerings	69,553,236	1,955,035	—
Stock warrants exercised	5,461,081	3,300	1,575,630
Stock options exercised	3,674,390	209,535	80,328
Dividends paid	(70,000)	(35,000)	(104,525)
Sale of convertible debentures, net of issuance costs ($100,378 in 2004, $163,968 in 2003)	2,369,622	6,261,332	—
Principal payments on obligations under capital leases	(120,187)	(121,935)	(47,920)
Loan to shareholder	—	—	(190,431)
Payment of registration costs	(92,717)	(64,672)	(66,943)
Net payments under line of credit	(306,241)	(875,531)	—
Deferred financing costs	(137,300)	(142,000)	—
Principal payments on long-term debt	(280,000)	(35,815)	(32,926)
Payment of mortgage	(1,281,700)	—	—
Purchase Series A preferred shares	—	(70,000)	—
Other	(6,451)	—	—

Net cash provided by financing activities	78,763,733	7,084,249	1,213,213

Effect of exchange rate changes on cash flows	(64,765)	(62,160)	53,111

Net increase (decrease) in cash and cash equivalents	21,604,377	1,191,093	(6,771,113)
Cash and cash equivalents, beginning of year	3,460,446	2,269,353	9,040,466

Cash and cash equivalents, end of year	$25,064,823	$3,460,446	$2,269,353

The accompanying notes are an integral part of the consolidated financial statements.

Authentidate Holding Corp. and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2004, 2003 and 2002

1.	Summary of Significant Accounting Policies

Description of Business and Business Continuity
Authentidate Holding Corp. (AHC) and its subsidiaries Authentidate, Inc. (Authentidate), Authentidate International, AG (AG), DJS Marketing Group, Inc. (DJS), and Trac Medical Solutions, Inc. (Trac Med), collectively referred to as the “Company”, are engaged in the following businesses. Through its DocStar Division the Company markets and sells document imaging software and related products. Through DJS the Company markets network integration services, Internet services and related computer hardware. Authentidate, Inc., AG and Trac Med are all engaged in the business of providing authentication and security software services.

In June 1999, AHC established a majority owned subsidiary Authentidate, Inc. (Authentidate), to engage in a new software business providing users with a service which can verify the authenticity of digital images by employing a secure clock that will date stamp the images when received providing proof of time, date and also proof of content via the Internet. In July 2002, the Company entered into a strategic alliance agreement with the United States Postal Service (USPS or Postal Service) to serve as the preferred provider of the USPS Electronic Postmark. The EPM uses our patent pending technology offering highly sophisticated encryption methodology ensuring document authenticity. Under the strategic alliance agreement, the Company is required to meet certain performance metrics (including a revenue metric). USPS has notified the Company of its failure to comply with the current revenue metric. Although the Company has not attained the current revenue metric provided in the agreement with the Postal Service, the Company has been negotiating new metrics and believes it has reached an agreement in principle. If the Company is unsuccessful in completing these negotiations or is unable to achieve the original metric, the Postal Service may terminate the Company’s agreement. AHC has a 98% common stock ownership in Authentidate.

In March 2000, Authentidate, Inc. formed and held a 39% interest in a joint venture known as Authentidate International, AG, with a German company, Windhorst New Technologies, Agi.G., to market Authentidate in countries outside of the Americas, Japan, Australia, New Zealand and India. In March 2002, the Company purchased the remaining 61% of Authentidate AG to secure worldwide rights for marketing of the Authentidate technology. In connection with the acquisition, the Company issued 1,425,875 common shares and issued 100,000 common stock warrants to the sellers. The sellers also returned 250,000 outstanding warrants to the Company as part of the transaction. The aggregate fair value of equity consideration to consummate the acquisition approximated $6,400,000. The acquisition was recorded under the purchase method of accounting and the operations of AG have been included in the statement of operations since the acquisition date of March 15, 2002. Prior to consolidation (March 2002), the Company’s share of net losses of AG under the equity method of accounting for fiscal year ended June 30, 2002 was approximately $625,000.

Authentidate Holding Corp. and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2004, 2003 and 2002

In March 2001, the Company formed and held a majority interest in a subsidiary named Trac Medical Solutions, Inc., to develop and provide authentication software services in the medical supply industry, for the processing of Certificates of Medical Necessity and other related forms. During the quarter ended March 31, 2003, AHC purchased the remaining shares of its Trac Med subsidiary, which were previously held by four other shareholders. Pursuant to the Stock Purchase Agreement dated as of March 13, 2003, AHC issued an aggregate of 130,000 shares of its common stock with a fair value of $338,000 to the sellers, and also issued to the sellers who will continue as employees of Trac Med 20,000 options to purchase shares of common stock at an exercise price equal to the closing price of AHC’s common stock as of the closing date of the transaction. In addition, the sellers could have received, up to an aggregate amount of 75,000 additional shares of common stock of AHC in the event that Trac Med achieved certain sales and income performance targets during the twelve month period from October 1, 2002 to September 30, 2003; Trac Med did not achieve these targets. Additional bonus options of up to 390,000 in fiscal year 2004 and 525,000 in fiscal year 2005 may be granted if certain sales and income performance targets are met. Such options will be issued to certain employees at an exercise price equal to the fair value of the Company’s common stock on the grant issuance date. The performance targets were not achieved in fiscal 2004. In addition, the sellers agreed to place an aggregate of 52,000 shares of the AHC common stock issued to them into a six month escrow to provide for the potential breaches of representations and warranties contained in the Stock Purchase Agreement regarding the financial condition and operations of Trac Med. The shares have been released from escrow to the sellers.

In May 2001, the Company became a 50% owner in a joint venture known as Authentidate Sports (Sports) with outside partners to provide the same Authentidate services in the sports memorabilia industry. During fiscal 2003, the Company and its partner closed Sports and discontinued operations. The Company’s share of net losses in this joint venture in 2003 and 2002 approximated $514,000 and $334,000, respectively.

Principles of Consolidation
The consolidated financial statements include the accounts of AHC and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities not exceeding three months to be cash equivalents. At June 30, 2004 and 2003, cash equivalents were composed primarily of investments in high quality short term investments such as commercial paper and overnight interest bearing deposits.

Revisions in the Classification of Certain Securities
The Company has reclassified certain investments known as auction rate securities from cash and cash equivalents to marketable securities on its Balance Sheet in the amount of $48,925,000 as of June 30, 2004 to comply with FAS 95 Statement of Cash Flows. This reclassification has no effect on the Statement of Operations or Statement of Shareholders’ Equity. The Statement of Cash Flows for the year ended June 30, 2004 has also been amended to show the purchase of marketable securities in the amount of $48,925,000 under investing activities. There is no change to cash flow from operating activities. While it has been common practice for other companies to classify auction rate securities as cash and cash equivalents the Company has determined that the correct classification is to classify these investments as marketable securities and therefore has decided to amend the June 30, 2004 Form 10-K. This change in classification does not affect previously reported cash flows from operations or from financing activities in our previously reported Consolidated Statements of Cash Flows, or our previously reported Consolidated Statements of Income for any period.

	As Previously Reported	Reclassification	As Reclassified

Consolidated Balance Sheet at June 30, 2004:
Cash and cash equivalents	$73,989,823	$(48,925,000)	$25,064,823
Marketable securities	$—	$48,925,000	$48,925,000

Consolidated Statement of Cash flows for the year ended June 30, 2004:
Purchase of marketable securities	$—	$(48,925,000)	$(48,925,000)
Net cash used in investing activities	$(1,509,863)	$(48,925,000)	$(50,434,863)

Marketable Securities
The Company’s marketable securites are comprised of auction rate securities. These investments are generally rated AAA or AA by one or more national rating agencies. The auction rate securities have contractual maturities of up to 30 years. The auction rate securities the Company invests in generally have interest re-set dates that occur every 7 to 28 days and despite the long-term nature of their stated contractual maturity, we have the ability to quickly liquidate these securities at ongoing auctions every 28 days or less. The Company classifies its investments in auction rate securities as “available for sale”, thus requiring the Company to carry them at their face value with any unrealized gains or losses reported in other comprehensive income. The Company has not incurred any unrealized gains or losses from the auction-rate securities in any of the reporting periods presented because the auction rate securities the Company invests in are purchased at par value and sold at par value with interest being paid at the reset date. Because the Company does not hold any one auction rate security longer than one year they have been classified as a current asset.

Inventories
Inventories are stated at the lower of cost or market and are valued at average cost.

Long-Lived Assets
Long-lived assets including property and equipment, software development costs, patent costs, trademarks and licenses are reviewed for impairment whenever events such as significant changes in the business climate, changes in product offerings, or other circumstances indicate that the carrying amount may not be recoverable.

Authentidate Holding Corp. and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2004, 2003 and 2002

Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization are determined using the straight-line method. Estimated useful lives of the assets range from three to forty years.

Repairs and maintenance are charged to expense as incurred. Renewals and betterments are capitalized. When assets are sold, retired or otherwise disposed of, the applicable costs and accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss, if any, is recognized.

Software Development Costs
Software development and modification costs incurred subsequent to establishing technological feasibility are capitalized and amortized based on anticipated revenue for the related product with an annual minimum equal to the straight-line amortization over the remaining economic life of the related products (generally three years). Software development costs capitalized during 2004, 2003 and 2002 amounted to approximately $434,000, $296,000 and $346,000, respectively. Amortization expense related to software development costs for the years ended June 30, 2004, 2003 and 2002 was $290,899, $1,102,765 and $1,087,293, respectively. These expenses are included in cost of sales.

Goodwill
Effective July 1, 2001, the Company adopted FAS No. 142, Goodwill and Other Intangible Assets. FAS 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Prior to July 1, 2001, goodwill was amortized on a straight-line basis over periods ranging from 5 to 20 years. The adoption of FAS 142 on July 1, 2001 did not result in an impairment of goodwill.

Goodwill is reviewed for impairment whenever events such as significant changes in the business climate, changes in product offerings, or other circumstances indicate that the carrying amount may not be recoverable. The Company performs its annual goodwill impairment test in the fourth quarter of each fiscal year. The Company completed its annual impairment test in the fourth quarter of 2004, using a discounted cash flow model for all reporting units, and determined that a writeoff of goodwill of $1,178,765 was required in the DJS reporting unit. The DJS goodwill writeoff was required due to the growth slow-down in the technology sector causing DJS’s 2004 operating results to fall short of management’s expectations. As a result, the Company reduced DJS’s cash flow and operating results forecast for future periods. The goodwill balances for each reporting unit below are not tax deductible. The changes in the carrying amount of goodwill for the years ended June 30, 2004 and 2003 are as follows:

	DJS	Authentidate	AG	TracMed	Total

Balance, June 30, 2002	$1,173,665	$3,982,471	$7,283,009	$—	$12,439,145
Acquisition of minority interest	—	—	—	338,000	338,000
Other	5,100	5,100	8,156	—	18,356

Balance, June 30, 2003	1,178,765	3,987,571	7,291,165	338,000	12,795,501
Writeoff of goodwill	(1,178,765)	—	—	—	(1,178,765)

Balance, June 30, 2004	$—	$3,987,571	$7,291,165	$338,000	$11,616,736

Authentidate Holding Corp. and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2004, 2003 and 2002

The Authentidate, AG and Trac Med reporting units are start-up entities that have generated insignificant revenue and significant operating losses, since inception. The recoverability of the goodwill of the Authentidate, AG and Trac Med reporting units is predicated on the reporting units ability to execute their business plans and achieve forecasted operating results prepared by management. If a reporting unit is unsuccessful in executing its business plan and achieving its forecasted results over the next twelve months, the reporting unit may be required to record impairment charges for goodwill and other long-lived assets.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue Recognition and Warranty Provisions
Revenue from the sale of products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed and collectibility is reasonably assured. Service revenue is recognized as services are provided. The Company enters into transactions that represent multiple-element arrangements. These arrangements include combinations of licensing, maintenance transactions, set-up fees and support fees. Multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met: the delivered item has value to the customer on a standalone basis; there is objective and reliable evidence of the fair value of the undelivered items in the arrangement; and if the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered item is considered probable and substantially in the control of the Company. If these criteria are not met, then revenue is deferred until such criteria are met or until the period over which the last undelivered element is delivered, which is typically the life of the contract agreement. The Company provides a one-year warranty on hardware products it assembles. On products distributed for other manufacturers, the original manufacturer warranties the product. Warranty expense was not significant to any of the years presented.

Advertising Expenses
The Company recognizes advertising expenses as incurred. Advertising expense for 2004, 2003 and 2002 was approximately $778,000, $461,000 and $454,000, respectively.

Product Development Expenses
These costs represent research and development expense and include salary and benefits, professional and consultant fees, amortization of software and licenses and supplies.

Currency Translation Adjustment
Assets and liabilities of non-U.S. operations are translated at year-end rates of exchange, and the income statements are translated at the average rates of exchange for the year. Gains or losses resulting from translating non-U.S. currency financial statements are recorded in “Comprehensive Income (Loss)” and accumulated in shareholders’ equity in the caption “Accumulated Comprehensive Income (Loss)”. The “currency translation adjustment” balance at June 30, 2004 and 2003 was $73,814 and $9,049, respectively.

Authentidate Holding Corp. and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2004, 2003 and 2002

Use of Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation
The Company applies Accounting Principles Board Opinion No. 25 (APB No. 25) in accounting for its stock option plans and, accordingly, no compensation cost has been recognized in the Company’s financial statements for stock options under any of the stock plans which on the date of grant the exercise price per share was equal to or exceeded the fair value per share. The Company has also adopted the disclosure requirements of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (FAS No. 123) and FAS No. 148 with respect to pro forma disclosure of compensation expense for options issued. For purposes of the pro forma disclosures, the fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. Had the Company recorded compensation expense for the fair value of stock options, net loss and loss per share would have been affected as indicated by the pro forma amounts below.

	2004	2003	2002

Net loss
As reported	$(15,669,193)	$(9,839,309)	$(9,951,402)
Add: Total stock based employee compensation expense determined under fair value method	(4,201,473)	(1,981,504)	(4,480,325)
Deduct: Stock-based employee compensation charged to operations	190,000	—	—

Pro forma	$(19,680,666)	$(11,820,813)	$(14,431,727)

Basic and diluted loss per share
As reported	$(.59)	$(.50)	$(.69)
Pro forma	$(.73)	$(.59)	$(.95)

Authentidate Holding Corp. and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2004, 2003 and 2002

The weighted average fair value of each option granted under the Company’s employee option plans during fiscal 2004, 2003 and 2002 was $2.11, $.60 and $1.11, respectively. These amounts were determined using the Black Scholes option-pricing model, which values options based on the stock price at the grant date, the exercise price of the option, the expected life of the option, the estimated volatility of the stock, expected dividend payments and the risk-free interest rate over the expected life of the option. The dividend yield was zero in 2004, 2003 and 2002. The expected volatility was based on the historic stock prices. The expected volatility was 96.4%, 95.3% and 89.6% for 2004, 2003 and 2002, respectively. The risk-free interest rate was the rate available on zero coupon U.S. government issues with a term equal to the remaining term for each grant. The risk-free rate ranged from 3.0% to 4.4% in 2004, 3.0% to 5.1% in 2003 and 4.4% to 5.1% in 2002, respectively. The expected life of the options was estimated based on the exercise history from previous grants and is estimated to be one to five years.

The FAS 123 pro-forma disclosures are not necessarily likely to be representative of the effects on reported net income for future years.

Concentrations of Credit Risk
Financial instruments which subject the Company to concentrations of credit risk consist of cash and cash equivalents, marketable securities and trade accounts receivable. To reduce credit risk, the Company places its temporary cash investments with high credit quality financial institutions. Investments in marketable securities are generally AAA or AA rated securities. The Company’s credit customers are not concentrated in any specific industry or business. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

At June 30, 2004, there were two customers whose accounts receivable balance exceeded 10% of total accounts receivable. At June 30, 2003, there was one customer whose accounts receivable balance exceeded 30% of total accounts receivable.

During the fiscal year ended June 30, 2004, one DJS customer accounted for approximately 22% of consolidated net sales and represented approximately $296,000 of the $6.8 million gross profit. During the fiscal year ended June 30, 2003, another DJS customer accounted for approximately 50% of consolidated net sales and represented approximately $625,000 of the $6.1 million in gross profit. During the fiscal year ended June 30, 2002, sales to one customer accounted for approximately 13% of consolidated net sales and represented approximately $150,000 of the $4.6 million gross profit. Sales to these customers were primarily low margin computer hardware sales.

At June 30, 2004, the Company has substantially all cash and cash equivalents invested in commercial paper and overnight interest bearing deposits at certain financial institutions which are not collateralized or fully insured under FDIC regulations. The Company has substantially all of its marketable securities invested in auction rate securities.

Authentidate Holding Corp. and Subsidiaries
Notes to Consolidated Financial Statements
June 30, 2004, 2003 and 2002

The Company amortizes other intangible assets under the straight line method. Amortization expense was $231,026, $121,450 and $49,970 for the years ended June 30, 2004, 2003 and 2002, respectively. Intangible amortization expense is expected to be as follows for the next five fiscal years:

2005	$156,826
2006	153,820
2007	109,325
2008	39,288
2009	28,188

16.	Financial Instruments

Fair Value
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents, Marketable Securities, Accounts Receivable, Accounts Payable and Accrued Expenses and Other Current Liabilities
The carrying amount of cash and cash equivalents, marketable securities, accounts receivable, other current assets, accounts payable, accrued expenses and other current liabilities approximates fair value because of the short maturity of these instruments.

Long Term Debt and Other Non-Current Liabilities
Long-term debt, convertible debt and capital leases carrying values approximates fair value as the Company’s current borrowing rate approximates the interest rates on such debt.

17.	Segment Information

FAS 131 establishes standards for reporting financial and descriptive information about an enterprise’s operating segments in its annual financial statements and selected segment information in interim financial reports.

The Company has three reportable segments: DocStar, a document imaging software company, DJS Marketing Group, Inc. (DJS), a computer systems integrator, and all Authentidate related companies including Authentidate Inc., Authentidate AG and Trac Medical Solutions Inc. DocStar sells document storage and retrieval software and related products through a national dealer network of approximately 100 dealers and DJS markets computer services including network services, internet services and software installation and integration. In addition, DJS sells a complete line of personal computers and peripheral equipment in the Albany, New York area primarily, although DJS has several national accounts. The Authentidate related businesses all provide authentication software services nationally and through AG internationally.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The Company’s reportable segments are separate divisions which are managed separately. The corporate expenses which are not managed at the segment level include all public company type expenses and therefore are excluded from the Company’s operating segments results. Goodwill is included in corporate assets (Note 1).

APPENDIX D
To Letter of Authentidate Holding Corp.

Critical Accounting Policies and Estimates and Assumptions – DRAFT

Estimates and Assumptions
Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosures of contingent assets and liabilities. Examples include estimates of loss contingencies and product life cycles and assumptions such as elements comprising a software arrangement, including the distinction between upgrades/enhancements and new products; when technological feasibility is achieved for our products; the potential outcome of future tax consequences; and determining when investment impairments are other-than-temporary. Actual results and outcomes may differ from management’s estimates and assumptions.

With regard to revenue recognition, revenue from the sale of products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed and collectibility is reasonably assured. Service revenue is recognized as such services are provided. We enter into transactions that represent multiple-element arrangements. Those arrangements include combinations of licensing, transactions, set-up, maintenance, support and hosting services. Multiple-element transactions are assessed to determine whether they can be separated into more than one unit of accounting. A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met (a) the delivered item has value to the customer on a stand alone basis; (b) there is objective and reliable evidence of the fair value of the undelivered item; and (c) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the delivered item is considered probable and substantially in our control. If these criteria are not met, then revenue is deferred and recognized ratably over the life of the contract.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We write down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based on assumptions about future demand and market conditions. We make estimates on the future recoverability of capitalized goodwill in the Security Software Segment which is highly dependent on the future success of the marketing and sales of this segment. We record a full valuation against deferred tax assets when we believe it is more likely than not that such deferred tax assets will not be realized.

AUTHENTIDATE HOLDING CORP. Convertible Debt Beneficial Conversion Feature Calculation	SCHEDULE 8

[x x x]

The information contained in Schedule 8 has been redacted pursuant to Authentidate Holding Corp.’s request for confidential treatment under Rule 83.